Exhibit 12.1

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Computation of Ratios of Earnings to Fixed Charges

(In thousands, except ratios)

	Six Months Ended May 31,	Years Ended November 30,
	2011	2010	2009	2008	2007	2006
EARNINGS
Income (loss) from continuing operations before income taxes (a)	$(182,930)	$(76,368)	$(311,184)	$(967,931)	$(1,460,770)	$571,847
Add:
Interest incurred	55,399	122,230	119,602	156,402	199,550	237,801
Amortization of premiums and discounts related to debt	1,108	2,149	1,586	2,062	2,478	2,441
Portion of rent expense considered to be interest	1,771	4,658	7,507	16,503	28,464	27,657
Amortization of previously capitalized interest	31,013	95,236	138,179	129,901	171,496	143,249
Distribution of earnings from unconsolidated joint ventures, net of equity in income (loss)	61,729	19,638	43,262	157,393	171,576	15,164
Deduct:
Interest Capitalized	(30,839)	(53,923)	(67,839)	(143,436)	(186,560)	(221,074)

Income (loss) as adjusted	$(62,749)	$113,620	$(68,887)	$(649,106)	$(1,073,766)	$777,085

FIXED CHARGES
Interest incurred	$55,399	$122,230	$119,602	$156,402	$199,550	$237,801
Amortization of premiums and discounts related to debt	1,108	2,149	1,586	2,062	2,478	2,441
Portion of rent expense considered to be interest	1,771	4,658	7,507	16,503	28,464	27,657

	$58,278	$129,037	$128,695	$174,967	$230,492	$267,899

Ratio of earnings to fixed charges	—	—	—	—	—	2.90

Coverage deficiency (b)	$(121,027)	$(15,417)	$(197,582)	$(824,073)	$(1,304,258)	$—

(a)	The ratio of earnings to fixed charges are computed on a consolidated basis excluding the French discontinued operations for the years ended November 30, 2007 and 2006.
(b)	Earnings for the years ended November 30, 2007, 2008, 2009 and 2010 were insufficient to cover fixed charges for the respective period by $1.30 billion, $824.1 million, $197.6 million and $15.4 million, and earnings for the six months ended May 31, 2011 were insufficient to cover fixed charges for the period by $121.0 million.